Exhibit 99.1

CyberArk Announces Planned Executive Changes

Founder, Chairman and CEO Udi Mokady to become Executive Chair of the Board of Directors effective April 3, 2023

Chief Operating Officer Matt Cohen to be named CEO at that time

Newton, Mass. and Petach Tikva, Israel – February 9, 2023– CyberArk (NASDAQ: CYBR), the global leader in Identity Security, today announced that Founder, Chairman and CEO, Udi Mokady, will assume the role of Executive Chair of the Board of Directors, (Executive Chair) effective April 3, 2023.  At that time, Matthew Cohen, CyberArk’s Chief Operating Officer, will be appointed Chief Executive Officer and join the Board of Directors.

“With the execution of our long-term strategy, CyberArk is poised for continued success,” said Mokady. “Our subscription transition has created a durable business model and we have become the recognized leader in identity security based on the power of our innovation engine. First as CRO and then as COO, Matt has played an instrumental role driving our transformational change and has established a proven track record as a results-driven leader.  He shares my passion for our mission, culture, and people, which is critically important to me as founder of CyberArk, and we’ve built an enduring partnership based on friendship, mutual respect and common values.  Under Matt’s leadership as CEO and with the support of the Board and all employees, I am confident CyberArk will continue to thrive.”

“My commitment to CyberArk is unwavering.  As Founder of the Company, my ultimate goal was to become Executive Chair and continue to be actively involved in CyberArk, shaping its future and helping ensure the Company is successful.  Given our strong execution, the timing is right to move forward with these changes in 2023,” continued Mokady. “In collaboration with Matt, I will help align our long-term strategy to our mission, preserve our unique culture, and cultivate our strong brand.  I will also leverage my over 20 years of experience building and fostering key relationships with customers and partners.  My enthusiasm for CyberArk has never been greater and the Company’s future has never been brighter.”

“Under Udi’s leadership, CyberArk has become a cybersecurity leader with $570 million in Annual Recurring Revenue, more than 8,000 customers and over 2,700 loyal, committed employees,” said Gadi Tirosh, CyberArk’s Lead Independent Director. “Udi’s accomplishments are countless, and I look forward to working with him even more closely as Executive Chair.  Matt has done an exceptional job as Chief Operating Officer, leading the subscription transformation and spearheading the cross-functional planning process for 2023. Matt optimized the go-to-market organization for CyberArk’s Identity Security Platform and delivered fantastic results, demonstrated most visibly by the meaningful ARR outperformance in both 2021 and 2022.  We believe this plan will result in a smooth transition, including leadership continuity, strategy execution and strong financial performance.  On behalf of the Board, I extend our congratulations to both Udi and Matt.”

“I am honored by this opportunity and want to thank Udi, the management team, and the Board for their ongoing support and confidence,” said Cohen. “Since joining CyberArk, Udi has been a friend and mentor, and I look forward to working alongside him in his role as Executive Chair.  The unique culture that Udi has built is one of CyberArk’s key differentiators and preserving it is one of my top priorities. Our employees, who have worked so hard to build CyberArk into an industry leader, continue to fuel and execute our mission.  Udi and I, along with the executive leadership team, designed our 2023 plan and long-term strategy to not only capitalize on our massive opportunity and leadership position in identity security, but also to deliver profitable growth.  I am excited to help lead CyberArk into the future.”

Cohen joined CyberArk in November 2019 as Chief Revenue Officer and in November 2020 was promoted to Chief Operating Officer, executing the company’s worldwide sales strategy including leading the global go-to-market organization and successfully executing the Company’s transformation into a subscription company.  Prior to CyberArk, he served as Executive Vice President of Field Operations at PTC, where he developed and executed the Company’s entire go to market strategy across sales, customer success, services and support, product and field marketing and demand generation.  He played an instrumental role in executing the organization’s transition to a subscription model. During his 18-year tenure with PTC, Cohen held various leadership positions across customer success and global services where he built the customer success function, transformed the global services business, helped the company successfully enter new technology markets and scale the organization into a greater than a billion-dollar in Annual Recurring Revenue company.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of CyberArk’s (the “Company”) management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: changes to the drivers of the Company’s growth and its ability to adapt its solutions to IT security market demands; an increase in competition within the Privileged Access Management and Identity Security markets; risks related to the Company’s planned transition to a new Chief Executive Officer; the Company’s ability to hire, train, retain and motivate qualified personnel; the transition of the Company’s business to a subscription model that began in 2021; the Company’s sales cycles and multiple pricing and delivery models; unanticipated product vulnerabilities or cybersecurity breaches of the Company’s, or the Company’s customers’ or partners’ systems; an increase in competition within the Privileged Access Management and Identity Security markets; the Company’s ability to hire, train, retain and motivate qualified personnel; the Company’s ability to sell into existing and new customers and industry verticals; risks related to compliance with privacy and data protection laws and regulations; the Company’s history of incurring net losses and our ability to achieve profitability in the future; the duration and scope of the COVID-19 pandemic and its impact on global and regional economies and the resulting effect on the demand for the Company’s solutions and on its expected revenue growth rates and costs; the Company’s ability to find, complete, fully integrate or achieve the expected benefits of additional strategic acquisitions; reliance on third-party cloud providers for the Company’s operations and SaaS solutions; the Company’s ability to expand its sales and marketing efforts and expand its channel partnerships across existing and new geographies; risks related to sales made to government entities; regulatory and geopolitical risks associated with global sales and operations (including the current conflict between Russia and Ukraine) and changes in regulatory requirements or fluctuations in currency exchange rates; the ability of the Company’s products to help customers achieve and maintain compliance with government regulations or industry standards; risks related to intellectual property claims or the Company’s ability to protect its proprietary technology and intellectual property rights; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

About CyberArk

CyberArk (NASDAQ: CYBR) is the global leader in Identity Security. Centered on privileged access management, CyberArk provides the most comprehensive security offering for any identity – human or machine – across business applications, distributed workforces, hybrid cloud workloads and throughout the DevOps lifecycle. The world’s leading organizations trust CyberArk to help secure their most critical assets. To learn more about CyberArk, visit https://www.cyberark.com, read the CyberArk blogs or follow on Twitter via @CyberArk, LinkedIn or Facebook.

Copyright © 2023 CyberArk Software. All Rights Reserved. All other brand names, product names, or trademarks belong to their respective holders.

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Investor Contact:
Erica Smith
CyberArk
Phone:  +1 617-558-2132
ir@cyberark.com

Media Contact:
Liz Campbell
CyberArk
Phone: +1-617-558-2191
press@cyberark.com